Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 17, 2014 to Prospectus dated January 27, 2012

Registration No. 333-179213

DOMINION RESOURCES, INC.

FINAL TERM SHEET

November 17, 2014

	2014 Series B 2.50% Senior Notes due 2019	2014 Series C 3.625% Senior Notes due 2024	2014 Series D 4.70% Senior Notes due 2044
Issuer:	Dominion Resources, Inc.	Dominion Resources, Inc.	Dominion Resources, Inc.

Principal Amount:	$700,000,000	$500,000,000	$450,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable outlook)/ BBB+ (negative outlook)/ BBB+ (stable outlook)	Baa2 (stable outlook)/ BBB+ (negative outlook)/ BBB+ (stable outlook)	Baa2 (stable outlook)/ BBB+ (negative outlook)/ BBB+ (stable outlook)

Trade Date:	November 17, 2014	November 17, 2014	November 17, 2014

Settlement Date (T+6)**:	November 25, 2014	November 25, 2014	November 25, 2014

Final Maturity Date:	December 1, 2019	December 1, 2024	December 1, 2044

Interest Payment Dates:	June 1 and December 1	June 1 and December 1	June 1 and December 1

First Interest Payment Date:	June 1, 2015	June 1, 2015	June 1, 2015

Optional Redemption:	Make Whole Call at T+15 bps prior to November 1, 2019; Par Call on or after November 1, 2019	Make Whole Call at T+20 bps prior to September 1, 2024; Par Call on or after September 1, 2024	Make Whole Call at T+25 bps prior to June 1, 2044; Par Call on or after June 1, 2044

Treasury Benchmark:	1.500% due October 31, 2019	2.250% due November 15, 2024	3.125% due August 15, 2044

Benchmark Yield:	1.632%	2.345%	3.073%

Spread to Benchmark:	+90 bps	+130 bps	+165 bps

Reoffer Yield:	2.532%	3.645%	4.723%

Coupon:	2.50%	3.625%	4.70%

Price to Public:	99.850%	99.833%	99.632%

Proceeds to the Company Before Expenses:	99.250%	99.183%	98.757%

CUSIP/ISIN:	25746UCA5/ US25746UCA51	25746UCB3/ US25746UCB35	25746UCC1/ US25746UCC18

Joint Book-Running Managers:	Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC and Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated November 17, 2014, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

Deutsche Bank Securities Inc.	1-800-503-4611 (toll free)
J.P. Morgan Securities LLC	1-212-834-4533 (collect)
Merrill Lynch, Pierce, Fenner & Smith	1-800-294-1322 (toll free)
Incorporated
RBC Capital Markets, LLC	1-866-375-6829 (toll free)
Scotia Capital (USA) Inc.	1-800-372-3930 (toll free)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the sixth business day following the date of this final term sheet (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next two succeeding business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.